Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2005

We present below the results of Itaú for the period from January to September 2005. The complete financial statements are available on the Itaú website (http://www.itauri.com.br).

The main highlights in the period were as follows:

1.	Consolidated net income totaled R$ 3,827 million in the period from January to September 2005, with an annualized return of 34.8% on consolidated stockholders’ equity.

2.

Consolidated stockholders’ equity totaled R$ 15,229 million, a 13.1% increase as compared to September 2004, and referential equity for operating limits calculation purposes was R$ 20,338 million, resulting in a Basel ratio of 17.6%, above the minimum required by authorities.

3.

Itaú preferred shares increased 68.3% and common shares 75.2% as compared to September 2004, while the Bovespa index increased 31.5%. In this quarter, Itaú preferred and common shares rose 18.4% and 25.7%, respectively. Interest on own capital that was provided for and paid to stockholders totaled R$ 1,318 million in the nine-month period, at the rate of R$ 11.83 per share.

4.

Fixed compensation plus charges and benefits of Itaú’s 49,546 employees, including Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, totaled R$ 2,461 million in the period from January to September 2005. Social benefits granted to employees and their dependents totaled R$ 432 million. Additionaly, Itaú invested R$ 41 million in education, training, and development programs in the period.

5.	Itaú paid or provided for its own taxes and contributions for the period from January to September 2005 in the amount of R$ 4,406 million.

6.	The loan portfolio, including guarantees and sureties, grew 20.7% as compared to September 2004, totaling R$ 61,616 million. Noteworthy is the 67.6% growth in the credit to individuals.

7.	Total own free, raised and managed funds increased 9.4% as compared to September 2004, totaling R$ 233,397 million. Time deposits grew 63.1%.

8.

The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 13,486 million, an increase of 34.2% as compared to September 2004. In the period from January to September 2005, the premiums earned and the result of capitalization and pension plans grew 12.7% in relation to the same period of 2004.

9.

At the Extraordinary Stockholders Meeting held in August, stockholders approved a 10-for-1 split of Itaú’s capital stock in order to increase their liquidity by causing their market value to adjust to more atractive trading levels.

10.

On September 5, 2005, Banco Itaú won a traditional (non-electronic) public bidding session and obtained the right to provide payroll management and financial resources administration services for a term of five years to the Municipal Government of São Paulo.

11.

For the sixth consecutive time, Itaú was selected as one of the 317 companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index, which evaluates companies’ corporate sustainability.

12.

Itaú was awarded the 2004 Public Company Award by the Brazilian Association of Investment Analysts and Professionals (Apimec Nacional). It also achieved first place in the Banks category of IstoÉ Dinheiro Magazine’s “As Melhores da Dinheiro” ranking.

fls.2

13.

This quarter was also characterized by important initiatives that reflect Itaú’s concern with social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee and the Social and Environmental Responsibility Commission.

14.

Fundação Itaú Social investments totaled R$ 14 milion in the period from January to September 2005. Itaú, through the PIC Esperança capitalization plan, transferred approximately R$ 1 million to elementary education programs developed by Unicef and Fundação Itaú Social. Noteworthy in this period was the 6th edition of the Itaú-Unicef Award, the 1st edition of the Itaú Support to Entrepreneurs Award, and the Second Social Projects Economic Evaluation Course.

15.

Funds used by Instituto Itaú Cultural totaled R$ 17 million in the period from January to September 2005. Among the institute’s activities we highlight the “Cinético Digital” Exhibit, which was visited by over 60,000 people. The award granted to the Instituto Itaú Cultural website in the Brazilian edition of the World Summit Awards 2005 also merits attention.

São Paulo, October 31, 2005.

Olavo Egydio Setubal
Chairman

ALFREDO EGYDIO SETUBAL Investor Relations Officer